(To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Pricing Supplement, Filed Pursuant to Rule 424(b)(2) Registration No. 333-126811 November 27, 2006

$1,000,000

100% Principal Protected Notes

Linked to the Performance of a Currency Basket

Medium-Term Notes, Series A, No. F-006

Terms used in this pricing supplement are described or defined in the accompanying prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	An equally weighted basket consisting of the currency exchange rates between (i) the U.S. Dollar and the Brazilian Real (the “USD/Real currency exchange rate”), (ii) the U.S. Dollar and the Russian Ruble (the “USD/Ruble currency exchange rate”) and (iii) the U.S. Dollar and the Indian Rupee (the “USD/Rupee currency exchange rate”), each expressed as the number of U.S. Dollars per one unit of the applicable reference currency (each a “currency exchange rate” and a “basket component”) as further described in “Description of the Reference Asset” herein.

Coupon:	We will not pay you interest during the term of the notes.

Payment at Maturity:	If you hold your notes to maturity, for each note you will receive a cash payment determined as follows:

• if the basket performance is greater than 36.0%, you will receive your principal amount plus the product of (i) the principal amount of your notes and (ii) the basket performance;

• if the basket performance is equal to or greater than 0% and less than or equal to 36.0%, you will receive $1,360.00 per note; and

• if the basket performance is less than 0%, you will receive the principal amount of your notes.

The return of your notes will be positive only if the basket performance is positive.

Basket Performance:	The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C (i) Initial = With respect to the USD/Real currency exchange rate, 0.462535; with respect to the USD/Rupee currency exchange rate, 0.022411; and with respect to the USD/Ruble currency exchange rate, 0.037587 which, in each case, represents the reference level of each basket component as determined by the calculation agent in accordance with the mechanics described in “Description of the Reference Asset” herein, on the basket initial valuation date;

C (i) Final = The reference level of each basket component on the basket final valuation date; and

W (i) = Weighting of each basket component, which is 33.33% for each basket component.

Basket Initial Valuation Date:	November 22, 2006

Issue Date:	November 28, 2006

Basket Final Valuation Date:	November 20, 2009

Maturity Date:	November 25, 2009

Business Day Convention:	Modified following business day

Denominations:	$1,000, and integral multiples of $1,000 thereafter.

CUSIP Number/ISIN:	06738CRB7, US06738CRB71

Settlement:	DTC, book-entry, global notes

See “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement and “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement for a description of risks relating to an investment in the notes.

The notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

We may use this pricing supplement in connection with the initial sale of notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Patent Pending

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	3.00%	97.00%
Total	$1,000,000	$30,000	$970,000

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated September 21, 2005, as supplemented by the accompanying prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005:
http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm.

Our Central Index Key, or CIK, on the SEC website is 10257.

What is the Total Return on the notes at Maturity Assuming a Range of Performance for the Index?

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the notes.

Step 1: Calculate the basket performance.

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the basket components between the basket initial valuation date and the basket final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = reference level of each basket component on the basket final valuation date;

C(i) Initial = reference level of each basket component on the basket initial valuation date; and

W(i) = weighting of each basket component, which is 33.33% for each basket component.

Step 2: Calculate the payment at maturity.

At maturity, for each note you will receive a cash payment determined as follows:

•	if the basket performance is greater than 36.0%, you will receive your principal amount plus the product of (i) the principal amount of your notes and (ii) the basket performance;

•	if the basket performance is equal to or greater than 0% and less than or equal to 36.0%, you will receive $1,360.00 per note; and

•	if the basket performance is less than 0%, you will receive the principal amount of your notes.

You will not receive less than the full principal amount of the notes if you hold the notes to maturity.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate the payment at maturity based upon an initial investment of $1,000.

Hypothetical Example 1: In this case, the basket performance is greater than 36.0% as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	Hypothetical C(i) Initial	Hypothetical C(i) Final	Performance of Basket Component	Weight	Weighted Performance of Basket Component
USD/Real Currency Exchange Rate	0.466788	0.672175	44.00%	33.33%	14.67%
USD/Rupee Currency Exchange Rate	0.022209	0.033758	52.00%	33.33%	17.33%
USD/Ruble Currency Exchange Rate	0.037436	0.049041	31.00%	33.33%	10.33%

Basket					42.33%

Step 2: Calculate the payment at maturity.

Because the basket performance is greater than 36.0% as of the basket final valuation date, the payment at maturity is equal to the principal amount of the notes plus the product of (i) the principal amount of your notes and (ii) the basket performance. Therefore, the payment at maturity is $1,423.30 per note.

42.33%% Return on Investment

Hypothetical Example 2: In this case, the basket performance is greater than 0% and less than 36.0% as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	Hypothetical C(i) Initial	Hypothetical C(i) Final	Performance of Basket Component	Weight	Weighted Performance of Basket Component
USD/Real Currency Exchange Rate	0.466788	0.597489	28.00%	33.33%	9.33%
USD/Rupee Currency Exchange Rate	0.022209	0.025985	17.00%	33.33%	5.67%
USD/Ruble Currency Exchange Rate	0.037436	0.040431	8.00%	33.33%	2.67%

Basket					17.67%

Step 2: Calculate the payment at maturity.

The basket performance is greater than 0% and less than 36.0% as of the basket final valuation date. Therefore, the payment at maturity is $1,360.00 per note.

36.0% Return on Investment

Hypothetical Example 3: In this case, the basket performance is negative as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	Hypothetical C(i) Initial	Hypothetical C(i) Final	Performance of Basket Component	Weight	Weighted Performance of Basket Component
USD/Real Currency Exchange Rate	0.466788	0.550800	18.00%	33.33%	6.00%
USD/Rupee Currency Exchange Rate	0.022209	0.021381	-3.73%	33.33%	-1.24%
USD/Ruble Currency Exchange Rate	0.037436	0.026580	-29.00%	33.33%	-9.67%

Basket					-4.91%

Step 2: Calculate the payment at maturity.

The basket performance is less than 0% as of the basket final valuation date. Therefore, the payment at maturity is $1,000 per note, representing the principal amount of the notes.

0.00% Return on Investment

Description of the Reference Asset

The currency exchange rates for each reference currency, on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent as the spot rate, which is, in respect of a reference currency, the number of U.S. Dollars per such reference currency (to the nearest 6 decimal points) as determined by the calculation agent in accordance with the following:

•	(a) where the currency exchange rate is USD/Real, the U.S. Dollar/Brazilian Real official fixing rate, expressed as the amount of U.S. Dollars per one Brazilian Real, for settlement in two business days reported by the Federal Reserve Bank of New York which appears on Reuters screen “1FEE” to the right of the caption “BRL” at approximately 12.00 p.m. New York time, on the relevant date;

•	(b) where the currency exchange rate is USD/Ruble, the U.S. Dollar/Russian Ruble exchange rate determined by multiplying the Euro/Russian Ruble exchange rate and the U.S. Dollar/Euro exchange rate, which are determined by reference to Reuters page “ECB37”, or any successor page, published at approximately 2:15 p.m. Frankfurt time, on the relevant date; and

•	(c) where the currency exchange rate is USD/Rupee, the U.S. Dollar/Indian Rupee official fixing rate, expressed as the amount of U.S. Dollars per one Indian Rupee, for settlement in two business days reported by the Federal Reserve Bank of New York which appears on Reuters screen “1FEE” to the right of the caption “INR” at approximately 12.00 p.m. New York time, on the relevant date.

If any of the Reuters screens or pages described above, or the successor page thereto, is not available on the basket final valuation date, the applicable exchange rate will be calculated by the calculation agent as the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent shall determine which quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable currency exchange rate for such date.

Selected Purchase Considerations

•	Market Disruption Events and Adjustments— The payment at maturity, the basket final valuation date and the reference level of each basket component on the basket final valuation date are subject to adjustment as described in the following sections of the accompanying prospectus supplement:

•	For a description of what constitutes a market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”;

•	For a description of the consequences of a market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof”; and

•	For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket” and “Reference Assets—Currency Exchange Rates—Adjustments Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”.

•	Appreciation Potential—The notes provide the opportunity to enhance returns by entitling you to a 36.0% return on investment at maturity in the event that the basket performance is equal to or greater than 0% and less than or equal to 36.0%.

•	Certain U.S. Federal Income Tax Considerations —The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of notes. We intend to treat the notes as contingent payment debt instruments that are not subject to the special rules for nonfunctional currency contingent payment debt instruments. We intend to treat the notes as contingent payment debt instruments that are subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations–U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes–Contingent Payment Debt Instruments” in the accompanying prospectus supplement. Pursuant to the terms of the notes, each Holder agree to treat the notes consistent with our treatment for all U.S. federal income tax purposes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the basket components. Several of these risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”, “Risk Factors—Additional Risks Relating to notes with More Than One Reference Asset (a “Basket”)”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets that are Currencies, an Index Containing Currencies or Based in Part on Currencies.”

In addition to the risks described above, you should consider the following:

•	Notes bearish on the U.S. Dollar— The basket performance will only be positive if, on average, the value of the U.S. Dollar depreciates relative to the foreign currencies comprising the basket components. If, on average, the U.S. Dollar appreciates in value relative to the Brazilian Real, the Indian Rupee and the Russian Ruble over the term of the notes, the payment at maturity, and therefore the market value of the notes, will be adversely affected.

Historical Information

The following graph sets forth the historical values of the Real, the Rupee and the Ruble currency exchange rates based on the reference levels for the last business day of each quarter from March 30, 2001 through September 29, 2006 and on October 31, 2006. The reference levels of the USD/Real, USD/Rupee and USD/Ruble currency exchange rates on November 22, 2006 were 0.462535, 0.022411 and 0.037587 respectively. We obtained the information regarding the reference levels of the USD/Real, USD/Rupee and USD/Ruble currency exchange rates below from Reuters and Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Reuters or Bloomberg Financial Markets. The historical values of the USD/Real, USD/Rupee and USD/Ruble currency exchange rates should not be taken as an indication of future performance, and no assurance can be given as to the reference levels on the basket final valuation date. We cannot give you assurance that the performance of the USD/Real, USD/Rupee and USD/Ruble currency exchange rates will result in any return in addition to your initial investment.

Date	USD/Real	USD/Ruble	USD/Rupee
March 30, 2001	0.464684	0.034771	0.021452
June 29, 2001	0.432713	0.034309	0.021259
September 28, 2001	0.374532	0.033936	0.020894
December 31, 2001	0.432713	0.032782	0.020728
March 29, 2002	0.430108	0.032041	0.020486
June 28, 2002	0.354988	0.031771	0.020456
September 30, 2002	0.267380	0.031556	0.020672
December 31, 2002	0.282486	0.031294	0.020844
March 31, 2003	0.298240	0.031861	0.021066
June 30, 2003	0.351617	0.032932	0.021511
September 30, 2003	0.344828	0.032694	0.021853
December 31, 2003	0.345901	0.034196	0.021918
March 31, 2004	0.345423	0.035064	0.022936
June 30, 2004	0.324149	0.034400	0.021711
September 30, 2004	0.349528	0.034220	0.021763
December 31, 2004	0.376506	0.036075	0.023010
March 31, 2005	0.373274	0.035891	0.022860
June 30, 2005	0.428633	0.034928	0.022996
September 30, 2005	0.448833	0.035090	0.022720
December 30, 2005	0.428082	0.034794	0.022198
March 31, 2006	0.462107	0.036095	0.022410
June 30, 2006	0.461894	0.037249	0.021720
September 29, 2006	0.464684	0.034771	0.021452
October 31, 2006	0.466788	0.037436	0.022209

Source: Bloomberg/Reuters

PS-5